Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 9, 2019	NR 19-10

Alianza Minerals Closes $1.1M Financing

●	$691,000 in Units for Exploration & Working Capital
●	$414,500 in Flow Through for BC & Yukon Exploration

Vancouver B.C. – July 9, 2019 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to report that the financing announced June 25, 2019 for a total of $691,000 from the issuance of the units and $414,500 from the issuance of flow through shares, to further advance its projects in BC, Yukon, Nevada and Peru, has been closed.

“We are pleased to close this financing in a timely fashion,” noted Jason Weber, P.Geo., President and CEO of Alianza.  “Not only does this financing allow Alianza to expand the Haldane drilling program slated for August of this year, but it also provides us the ability to seek and develop the next set of projects to augment our portfolio. That may be advancing early stage projects we currently hold or through new acquisitions.”

Financing Terms – Non-Flow Through Shares

Each non-flow through unit is comprised of one common share and one common share purchase warrant at $0.05 per unit. The warrant is valid for three years expiring July 9, 2022 and is exercisable at $0.10 to acquire one common share. A total of 13,820,000 shares and 13,820,000 warrants were issued at closing.

Financing Terms – Flow Through Shares

The flow through shares will be eligible for a tax deduction for Canadian income tax payers for 2019. These shares were issued at $0.06 per share and the proceeds will be spent on qualifying exploration expenditures in the Yukon Territory. A total of 6,908,333 flow through shares were issued at closing.

Finder’s fees of 7.5% in cash and 7.5% in finder’s warrants were paid to eligible parties. All securities are subject to a four-month hold expiring on November 10, 2019.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.